Exhibit 23(p)(x)
PRIVATE CAPITAL MANAGEMENT, L.P.
Advisers Act Rule 204A-1
Code of Ethics

I. Introduction
This Code of Ethics (the “Code”) sets out basic principles to guide the day-to-day business activities of directors, officers and employees of Private Capital Management, L.P. (collectively the “Company” or “PCM”). The overall policy underlying this Code is that PCM expects that its directors, officers, employees and temporary employees (“Supervised Persons”) will follow the highest standards of honest conduct and business ethics in all aspects of their activities on behalf of the Company and that they will not cheat, lie to or steal from the Company or its clients, vendors or fellow directors, officers or employees. In addition, all Supervised Persons are expected to comply with the spirit and letter of all applicable laws, regulations and Company policies, and be sensitive to, and act appropriately in, situations that may give rise to actual as well as apparent conflicts of interest or violations of this Code.
This Code operates in conjunction with all other PCM and applicable Legg Mason policies and procedures. When this Code conflicts with another applicable policy or procedure, the more restrictive provision shall apply. This Code is not intended to cover every ethical issue that a Supervised Person may confront while working for PCM. Supervised Persons are expected to use sound judgment and act in accordance with the highest ethical standards when confronted with ethical issues that are not covered by this Code, other applicable Company policies and procedures or any law or regulation.
This Code applies to all Supervised Persons of PCM. Each Supervised Person is expected to become familiar with the requirements of this Code and with all other Company policies and procedures applicable to that person’s function at PCM.
II. Compliance with Laws and Regulations
The financial services industry is governed by numerous laws and regulations adopted by a variety of governments, government agencies, regulators and other entities. PCM, as a participant in the financial services industry, is subject to many of these laws and regulations. Obeying both the letter and spirit of all applicable laws and regulations is critical to PCM’s ability to accomplish its objectives. In everything that they do on behalf of PCM, Supervised Persons must use care not to violate any law or regulation. Each Supervised Person is responsible to know, understand and follow the laws and regulations that apply to his or her responsibilities on behalf of PCM. While no Supervised Person is expected to be an expert on all applicable laws and regulations, they are expected to know the laws and regulations well enough to recognize when an issue arises and to seek the advice of PCM’s Compliance Department.
III. Conflicts of Interest
Supervised Persons must act in the best interests of PCM and its clients. A “conflict of interest” may occur when a person’s personal interests interfere with, or appear to interfere with, the interests of PCM or its clients. Similarly, a conflict of interest may also occur when a person’s personal interests interfere with that person’s ability to objectively and effectively perform his or her services for PCM. Conflicts of interest may also arise in the event one client is unfairly favored or disadvantaged as compared to other clients. The overarching conflicts of interest principle is that (i) the personal interests of a Supervised Person must not be placed improperly before the interests of PCM clients and (ii) Supervised Persons must in their dealings with and among PCM clients act in a fair and equitable manner. In adhering to this principle, Supervised Persons:
•	may not improperly cause PCM to take action, or fail to take action, for the personal benefit of the Supervised Person rather than for the benefit of PCM or its clients;

•	may not improperly use their position with PCM, or information that belongs to PCM or its clients, for personal gain;

•	must disclose to the Compliance Department any situation of which they become aware in which PCM is entering into an arrangement or agreement with an entity in which the Supervised Person, directly or through family members, has any material economic interest; and

•	should avoid any activities, interests or associations outside of PCM that could impair their ability to perform their work for PCM objectively and effectively, or that could give the appearance of interfering with their responsibilities on behalf of PCM.
Although it is not possible to foresee every potential conflict of interest that may arise, Supervised Persons must be sensitive to actual, potential or apparent conflicts and bring them to the attention of the Compliance Department. Wherever possible, situations in which a conflict of interest exists, or appears to exist, should be avoided. Where conflicts of interest cannot be avoided, they must be disclosed to the Compliance Department and handled in an ethical way so as to avoid any perception of impropriety.
IV. Gifts and Entertainment Related to Company Business
When a Supervised Person accepts a gift (including entertainment) from anyone who has, or is seeking to have, a business relationship with PCM, it can create a situation in which the personal interests of the Supervised Person may conflict, or appear to conflict, with the interests of PCM and its clients. Because of this, Supervised Persons must use caution in accepting gifts from clients, consultants or other third parties that have, or are seeking to have, a business relationship with PCM. While accepting gifts from these parties is not prohibited, Supervised Persons may not accept gifts from customers, suppliers or other entities that have, or are seeking to have, a business relationship with PCM if the gifts exceed what is reasonable and customary under the circumstances of the business relationship. In general, PCM views gifts to any Supervised Person over the course of a year in an amount in excess of $250.00 from any single third party that has or is seeking a business relationship with PCM as potentially exceeding what is reasonable and customary. Any such gifts should be reported to the Compliance Department. In no case may a Supervised Person accept a gift if that person feels that he or she is obligated to repay the donor with corporate business.
If a Supervised Person were to solicit or receive a gift (including entertainment) from a third party as a condition to that third party receiving a benefit from PCM, it would violate the Code requirement that Supervised Persons not use their positions at PCM for personal gain. In addition, in many situations such an action may violate laws or regulations. Accordingly,

Supervised Persons may not solicit, encourage or receive a payment, contribution, gift or favor that may influence a business decision. In addition, no Supervised Person may accept a gift if he or she believes that the donor feels he or she must provide the gift in order to obtain business or services from or with PCM.
If a Supervised Person provides a gift (including entertainment) to a representative of an entity that has, or may have, a business relationship with or refers clients to PCM, the gift may be viewed as being provided to improperly influence the person to further PCM’s interests in the relationship at the expense of those of the entity that the person represents. While gifts in these situations are not prohibited, Supervised Persons may not make any gifts to employees of customers, consultants, suppliers or other entities that have, or may have, a business relationship with PCM or PCM clients if the gifts exceed what is reasonable and customary under the circumstances of the business relationship or is prohibited by law or regulation. In general, PCM views gifts over the course of a year to any single person in an amount in excess of $250.001 as potentially exceeding what is reasonable and customary. Any such gifts should be pre-cleared with the Compliance Department. In no event may a Supervised Person make, or participate in making, any gifts (including payments) intended to cause or improperly influence an individual, company or government official to act in a way that gives PCM an advantage. Any such gift or payment would constitute a violation of this Code and may violate laws or regulations.
Governments in the United States and other jurisdictions have laws governing relationships of businesses with governments and government agencies. If PCM were to violate these laws, the penalties to PCM and any involved Supervised Person could be severe. Accordingly, Supervised Persons must be careful not to authorize, offer or make, either personally or on behalf of PCM, any illegal gift (including payments), directly or indirectly, to any government official or any employee of a government, government agency or government controlled enterprise.
For the purpose of this provision, “gifts” and “entertainment” include meals, lodging, travel, cash, securities, merchandise, loans, and expense reimbursements that are not deminimis in nature. The value associated with an event or occasion at which the provider is not present will be considered a gift rather than entertainment. The Compliance Department will maintain records of (i) requests and pre-approvals of gifts to persons who are not clients in excess of $250.00 over the course of a year and (ii) gifts and entertainment received by PCM employees that are reported to Compliance.
V. Confidential Information
Participants in the financial services industry have access to confidential information of clients, suppliers and others. Examples of the types of confidential information to which PCM has access as part of its business include personal financial information of individual clients, business financial and strategic information of corporate clients, nonpublic information about pending transactions and pricing information from suppliers. Protecting the confidentiality of the confidential information to which PCM has access is critical to PCM’s relationships with its

[1]	Employees who are also employed by PCM’s affiliated broker-dealer, Carnes Capital Corporation, must also abide by Carnes’ more restrictive policies and procedures pertaining to gifts and gratuities.

clients and its ability to compete in the marketplace. Furthermore, numerous laws and regulations prohibit disclosure of various types of confidential information of clients or others. In addition to confidential information of third parties, Supervised Persons may also have access to proprietary information of PCM in the course of their relationships with PCM, including information about PCM’s financial condition or results, business strategies and business products or services. Disclosure of proprietary information could cause severe harm to PCM, including to its ability to compete effectively in the marketplace. In order to ensure that confidential information is appropriately protected, Supervised Persons may not disclose or misuse confidential information of clients, third parties or PCM confidential proprietary information to which they gain access through their relationships with PCM, except when disclosure is authorized by PCM or the person to whom the information belongs, or is required by law.
VI. Trading by Access Persons
Each “access person” of PCM is required to make specified reports to the CCO regarding their personal securities transactions. The term “access person” includes any PCM director, officer or employee who has access to non-public information regarding securities to be purchased or sold for client accounts, is involved in making securities recommendations, or who has access to such recommendations that are non-public. Generally, access persons include PCM’s Portfolio Managers, Investment Analysts, Traders, Operations staff, Compliance staff, and Information Technology staff that have access to live order information in PCM’s order management systems. In the event PCM’s General Counsel and CCO positions are held by a single person, copies of reports regarding the CCO/General Counsel’s trading activities will also be provided to PCM’s Compliance Examiner.2
The reporting requirements cover all securities in which an access person has a direct or indirect beneficial interest other than the following (“reportable securities”):
•	Direct obligations of the U.S. Government;

•	Money market instruments;

•	Money market funds;

•	Unaffiliated mutual funds (i.e., mutual funds that are not advised or sub-advised by PCM, Legg Mason or a Legg Mason affiliate); and

•	Unit Investment Trusts that invest solely in unaffiliated open-end mutual funds.

[2]	All PCM employees (both access persons and non-access persons) are also subject to the employee trading provisions described in PCM’s Advisers Act Rule 206(4)-7 Compliance and Supervisory Procedures Manual.
     Beneficial ownership is defined as having the opportunity, directly or indirectly, to profit from a transaction in any reportable security.

With respect to reportable transactions, each access person is required to provide “holdings reports” and “transaction reports” as described below regarding personal trading activities with respect to accounts that are not held at PCM’s affiliated broker-dealer, Carnes Capital Corporation. No such reports are required for transactions effected through Carnes accounts.
Holdings Reports. Access persons must submit annual holdings reports to PCM’s CCO for each reportable security. Such reports, which may take the form of brokerage statements or confirmations, must include the following information:
•	The title and type of such security and, as applicable, the exchange ticker symbol or CUSIP number and, if an equity security, the number of shares or principal amount;

•	The name of each broker, dealer or bank with which the access person maintains a securities account; and

•	The date on which the access person submits the report.
Each access person must provide a holdings report to PCM’s CCO no later than 10 days after such person becomes an access person, and at least annually thereafter. The information in the holdings report must be current as of a date no later than 45 days prior to the date the report is submitted.
Transaction Reports. Each access persons must submit quarterly transaction reports, which may take the form of brokerage statements or confirmations, to PCM’s CCO with respect to each transaction involving a reportable security:
•	The date of the transaction and title of the security;

•	As applicable, the exchange ticker symbol or CUSIP number, the interest rate and maturity date, and, if an equity security, the number of shares and principal amount involved;

•	The nature of the transaction (i.e., purchase, sale, etc.);

•	The price at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date the access person submits the report.
Transaction reports must be provided to PCM’s CCO no later than 30 days after the end of each calendar quarter. The report must cover all transactions executed during such quarter other than securities transactions with respect to which the access person has no direct or indirect influence or control.

Transaction reports may take the form of trade confirmations or account statements that the firm already holds in its records, so long as such confirmations or statements are received within 30 days after the end of the applicable calendar quarter.
Each access person must pre-clear with Compliance trades in any:
•	Security held across PCM client accounts;

•	Initial public offering (defined as a registered 1933 Act offering by an issuer that has not previously been subject to 1934 Act reporting obligations); or

•	“Limited Offering” (defined as a private placement of unregistered securities).
The CCO and, as applicable, the Compliance Examiner, will review the holdings reports and transactions reports described above. Such reviews will be conducted in light of the fiduciary principles set forth in this Code, which will include monitoring for any patterns of trading activity that appear to violate PCM’s written policies and procedures regarding employee trading.
VII. Insider Trading
Trading the securities of any company while in possession of material, non-public inside information about that company is generally prohibited by the securities laws of the United States and PCM policy. Information about a company should be considered ‘material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision whether to buy or sell securities of that company, or if disclosure of the information could reasonably be expected to affect the price of the company’s securities. Information about a company should be considered “non-public” if it has not been publicly disclosed or released. Information should be considered “Inside” if it has as its source (directly or indirectly) the company, insiders of the company, or persons known by the recipient to have breached their fiduciary obligations to the company in making such disclosure. A person or company that illegally trades in securities of a company while in possession of material, non-public information about that company may be subject to severe sanctions including civil penalties, fines and imprisonment.
In order to ensure that PCM and its Supervised Persons comply with their obligations with respect to insider trading, Supervised Persons who come into, or who believe they have come into, possession of material, non-public inside information about a company should not execute or recommend the execution of any trade in the securities of that company without first consulting and obtaining approval from the PCM’s General Counsel (or CCO in his absence), who will determine whether the trade may be allowed under applicable laws and policies. This admonition applies to trades in Legg Mason, Inc. securities as well as securities of any other company. Further, this admonition applies to transactions for the account of any client or for the account of any Supervised Person or any spouse, child or others living in the same household as a Supervised Person.3
VIII. Fair Dealing
It is PCM’s policy to not only compete aggressively in each business in which it is engaged, but to compete ethically, fairly and honestly. PCM seeks to succeed through superior performance, service, diligence, effort and knowledge, not through unfair advantage. To this end, PCM is committed to dealing fairly with its clients, vendors, consultants, competitors and employees. No Supervised Person may take unfair advantage of any other person or business through any unfair business practice, including through improper coercion, manipulation, concealment, abuse of privileged information or misrepresentation of material fact.
IX. Safeguarding Assets and Property
PCM’s assets and properties represent a key portion of its value as an enterprise and are very important to PCM’s ability to conduct its business. PCM’s assets and properties include both physical assets such as cash, physical property and equipment and intangible assets such as contractual relationships, business strategies and plans, intellectual property, services and products. Each Supervised Person is responsible for safeguarding PCM’s assets and properties that are under his or her control. Theft of, or fraudulently obtaining or misusing PCM assets or property is forbidden under applicable laws and PCM policies, and any suspected theft, misuse or misappropriation of PCM assets or property should be reported to the Compliance Department immediately for investigation. Furthermore, except where permitted by PCM, Supervised Persons should not use PCM assets or property for their personal benefit. In addition to protecting PCM’s assets and property from theft or misuse, Supervised Persons should be careful not to needlessly waste PCM assets or property.
X. Accuracy of Books and Records
PCM is subject to numerous regulations regarding its books and business records. These regulations generally require that PCM maintain specified accurate and complete business records, books and data that reflect in a timely manner every business transaction involving PCM. Each Supervised Person is responsible to ensure the accuracy and completeness of any business information, reports and records under his or her control. No Supervised Person may intentionally make false or misleading entries in any of PCM’s books and records. In providing information to be included in PCM’s books and records, Supervised Persons must be candid and accurate. In addition, in preparing its financial statements Legg Mason, Inc. routinely relies upon certain financial records and data provided to it by PCM. Thus, maintaining accurate books and records is the first step in ensuring that Legg Mason’s financial statements are prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition and results of operations of Legg Mason.

[3]	PCM employees should also refer to PCM’s Advisers Act Rule 206(4)-7 Compliance and Supervisory Procedures Manual for specific policies restricting the use and disclosure of material, non-public inside information.

XI. Accurate Public Disclosure and Reporting
Each Supervised Person who is involved in preparation or review of materials that are disseminated to the public must use caution to ensure that the information in the materials is truthful and accurate in all material respects and must comply with all applicable regulatory requirements. No Supervised Person may knowingly misrepresent, or knowingly cause others to misrepresent, facts about PCM in communications with the public. If a Supervised Person becomes aware of any materially inaccurate or misleading statement in a public communication from PCM, he or she should report it immediately to the Compliance Department.
XII. Treatment of Others
Supervised Persons must treat all persons with whom they come into contact, including other employees, clients, consultants and vendors, fairly and with respect. Each employee should be able to work in an environment that promotes equal employment opportunities and prohibits discriminatory practices, including harassment. Therefore, PCM expects that all relationships among persons in the workplace will be professional and free of bias, harassment or violence. Supervised Persons who violate laws or PCM policies requiring fairness and respectful treatment of others are subject to disciplinary action by PCM and, potentially, civil or criminal liability.
PCM is committed to the diversity of its workforce in order to help achieve growth and success for the organization. PCM strives to provide an environment that promotes respect, integrity, teamwork, achievement and acceptance regardless of race, gender, age, national origin, or any other factor that makes people unique. While all representatives of PCM share the common goal of responsiveness to clients and each other, at the same time they should embrace and value the differences in employees.
XIII. Code Violations
PCM may take disciplinary action against any Supervised Person who violates this Code. Disciplinary actions may include reprimand, loss of discretionary compensation, suspension, dismissal or civil action by PCM or Legg Mason. Furthermore, if a violation of this Code also constitutes a violation of laws or regulations, the violator may be subject to legal penalties, including the loss of any professional license, fines and other penalties.
XIV. Compliance with this Code of Conduct
Each Supervised Person is required to ensure his or her own compliance with this Code. Supervised Persons are expected to use good judgment in recognizing situations where a violation of this Code may occur and ensuring that no violation occurs. In situations where it is unclear whether this Code applies, Supervised Persons are expected to ask questions of the Compliance Department.
In addition to ensuring their own compliance with this Code, Supervised Persons are required to report known or suspected violations of this Code by others to PCM’s CCO.

While each Supervised Person is responsible for his or her own actions, no officer, director or employee of PCM may retaliate in any fashion against any Supervised Person who reports a suspected or actual violation of this Code in good faith.
XV. Amendments and Waivers
This Code may be amended only by the CCO with the approval of the CAO, or by a majority vote of PCM’s Board of Directors. Waivers of any provisions of this Code may be granted by the CCO, however, any waiver of a provision of this Code sought by a director or executive officer of Legg Mason, Inc. may be granted only by the Corporate Governance Committee. Any changes to or waivers of this Code will, to the extent required, be disclosed by applicable rules and regulations of the SEC.
XVI. General
The Code does not constitute a contract between PCM and any person or entity. It does not, and shall not be interpreted to create any rights for any person or entity other than PCM. Nothing in this Code shall be construed as altering the employment relationship between the Company and any employee or as granting any employee employment for any set period of time. Except to the extent required by applicable law, this Code shall not create any rights for any PCM client, consultant or vendor.
XVII. Acknowledgments
All Supervised Persons will be provided with a copy of the Code along with any amendments to the Code. Employees are required to sign a written acknowledgement of receipt upon their acceptance of employment with PCM. Employees will also be required to sign written acknowledgments confirming their receipt of any amendments to the Code.